UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Evolent Health, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

30050B101

(CUSIP Number)

glenn w. welling

engaged capital, llc

610 Newport Center Drive, Suite 250

Newport Beach, California 92660

(949) 734-7900

STEVE WOLOSKY

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 21, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30050B101

1	NAME OF REPORTING PERSONS

Engaged Capital Flagship Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,657,288
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,657,288
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,657,288
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.43%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 30050B101

1	NAME OF REPORTING PERSONS

Engaged Capital Co-Invest XI, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,843,591
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,843,591
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,843,591
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.31%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 30050B101

1	NAME OF REPORTING PERSONS

Engaged Capital Special Situation Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		659,961
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

659,961
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

659,961
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 30050B101

1	NAME OF REPORTING PERSONS

Engaged Capital Flagship Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,657,288
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,657,288
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,657,288
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.43%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 30050B101

1	NAME OF REPORTING PERSONS

Engaged Capital Flagship Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,657,288
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,657,288
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,657,288
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.43%
14	TYPE OF REPORTING PERSON

CO

CUSIP No. 30050B101

1	NAME OF REPORTING PERSONS

Engaged Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,553,155
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

8,553,155
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,553,155
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.96%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 30050B101

1	NAME OF REPORTING PERSONS

Engaged Capital Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,553,155
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

8,553,155
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,553,155
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.96%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 30050B101

1	NAME OF REPORTING PERSONS

Glenn W. Welling
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,553,155
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

8,553,155
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,553,155
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.96%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 30050B101

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On December 21, 2020, Engaged Capital and certain of its affiliates (collectively, “Engaged”) entered into a Cooperation Agreement (the “Cooperation Agreement”) with the Issuer. Pursuant to the Cooperation Agreement, the Issuer increased the size of the Board of Directors (the “Board”) by one member and appointed Craig A. Barbarosh as a Class III director with a term expiring at the Issuer’s 2021 annual meeting of stockholders (the “2021 Annual Meeting”), whereat he will be nominated for re-election. The Issuer also agreed to form a Strategy Committee of the Board to make recommendations to the Board with respect to value creation initiatives, including through improvements to the Issuer’s operations, financial performance (including cost reduction) and overall business strategy and direction. Mr. Barbarosh will be appointed to the Strategy Committee as well as the Compensation Committee of the Board. In addition, at the 2021 Annual Meeting the Issuer will propose an amendment to its Charter and seek stockholder approval to declassify the Board such that, if passed, directors standing for election at and subsequent to the 2021 Annual Meeting will stand for election to one-year terms (the “Declassification Proposal”). The Issuer also agreed not to increase the size of the Board beyond ten members prior to the Termination Date (as defined below) without Engaged’s consent.

Pursuant to the Cooperation Agreement, Engaged is subject to certain customary standstill restrictions from the date of the Cooperation Agreement until the earlier to occur of (i) 30 calendar days prior to the deadline for submission of stockholder nominations of director candidates for the Issuer’s 2022 annual meeting of stockholders, (ii) 30 calendar days prior to the first anniversary of the deadline for submission of stockholder nominations of director candidates for the 2021 Annual Meeting and (iii) the closing of an Extraordinary Transaction (as defined in the Cooperation Agreement) (such earliest date, the “Termination Date”). Until the Termination Date, Engaged also agreed to vote its Shares (a) in favor of the slate of directors recommended by the Board, (b) in favor of the Declassification Proposal and (c) in accordance with the Board’s recommendations with respect to any other matter presented to stockholders of the Issuer; provided, however, that in the event that Institutional Shareholder Services Inc. (“ISS”) or Glass, Lewis & Co., LLC (“Glass Lewis”) recommends otherwise with respect to any proposals (other than the election of directors or the Declassification Proposal), Engaged shall be permitted to vote in accordance with ISS’s or Glass Lewis’ recommendation; provided, further, that Engaged shall be permitted to vote in its sole discretion with respect to any publicly announced proposals relating to an Extraordinary Transaction. Until the Termination Date, Engaged also agreed not to acquire beneficial ownership of more than 12.0% of the outstanding Shares.

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the Cooperation Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 85,847,252 Shares outstanding as of December 18, 2020 according to information provided to the Reporting Persons by the Issuer on December 21, 2020.

CUSIP No. 30050B101

As of the date hereof, Engaged Capital Flagship Master beneficially owned 4,657,288 Shares, constituting approximately 5.43% of the Shares outstanding. Each of Engaged Capital Fund and Engaged Capital Offshore, as feeder funds of Engaged Capital Flagship Master, may be deemed to beneficially own the 4,657,288 Shares owned by Engaged Capital Flagship Master, constituting approximately 5.43% of the Shares outstanding.

As of the date hereof, Engaged Capital Co-Invest XI beneficially owned 2,843,591 Shares, constituting approximately 3.31% of the Shares outstanding.

As of the date hereof, Engaged Capital Special Situation beneficially owned 659,961 Shares, constituting less than 1% of the Shares outstanding.

As of the date hereof, 392,315 Shares were held in the Engaged Capital Account, constituting less than 1% of the Shares outstanding.

Engaged Capital, as the general partner and investment adviser of Engaged Capital Flagship Master, Engaged Capital Co-Invest XI and Engaged Capital Special Situation and the investment adviser of the Engaged Capital Account, may be deemed to beneficially own the 8,553,155 Shares owned in the aggregate by Engaged Capital Flagship Master, Engaged Capital Co-Invest XI and Engaged Capital Special Situation and held in the Engaged Capital Account, constituting approximately 9.96% of the Shares outstanding. Engaged Holdings, as the managing member of Engaged Capital, may be deemed to beneficially own the 8,553,155 Shares owned in the aggregate by Engaged Capital Flagship Master, Engaged Capital Co-Invest XI and Engaged Capital Special Situation and held in the Engaged Capital Account, constituting approximately 9.96% of the Shares outstanding. Mr. Welling, as the Founder and CIO of Engaged Capital and sole member of Engaged Holdings, may be deemed to beneficially own the 8,553,155 Shares owned in the aggregate by Engaged Capital Flagship Master, Engaged Capital Co-Invest XI and Engaged Capital Special Situation and held in the Engaged Capital Account, constituting approximately 9.96% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(c)       There have been no transactions in securities of the Issuer by the Reporting Persons during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On December 21, 2020, Engaged and the Issuer entered into the Cooperation Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Cooperation Agreement, dated December 21, 2020.

CUSIP No. 30050B101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2020

Engaged Capital Flagship Master Fund, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Co-Invest XI, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Special Situation Fund, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Flagship Fund, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

CUSIP No. 30050B101

Engaged Capital Flagship Fund, Ltd.

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Director

Engaged Capital, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Holdings, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Sole Member

/s/ Glenn W. Welling
Glenn W. Welling